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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2004 (MM/DD/YY) AND ENDING JUNE 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RETIREMENT PLANNING, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1850 MT. DIABLO BLVD., SUITE 335
(No. and Street)

WALNUT CREEK, (City) CALIFORNIA (State) 94596 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

K. H. WM. KRUEGER, CERTIFIED PUBLIC ACCOUNTANT
(Name — *if individual, state last, first, middle name*)

591 REDWOOD HIGHWAY, SUITE 5295, MILL VALLEY, CALIFORNIA 94941
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 0 4 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH 10/3/05

OATH OR AFFIRMATION

I, GREGORY E. SCHULTZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RETIREMENT PLANNING, INC., as of JUNE 30, ~~19~~ 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None


RITA JO ESTRADA
COMM. # 1325592
NOTARY PUBLIC-CALIFORNIA
CONTRA COSTA COUNTY
COMM. EXP. OCT. 20, 2005

Signature

President

Title

Rita Jo Estrada

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL-PURPOSE ACKNOWLEDGEMENT

State of California
County of Contra Costa } ss.

On August 23, 2005 (DATE) before me, Rita Jo Estrada (NOTARY),
personally appeared Gregory E. Schultz SIGNER(S)

☒ personally known to me - OR - ☐ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.


RITA JO ESTRADA
COMM. # 1325592
NOTARY PUBLIC-CALIFORNIA
CONTRA COSTA COUNTY
COMM. EXP. OCT. 20, 2005
MGC1

WITNESS my hand and official seal.

Rita Jo Estrada
NOTARY'S SIGNATURE

OPTIONAL INFORMATION

The information below is not required by law. However, it could prevent fraudulent attachment of this acknowledgement to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

☐ INDIVIDUAL
☐ CORPORATE OFFICER

TITLE(S)

☐ PARTNER(S)
☐ ATTORNEY-IN-FACT
☐ TRUSTEE(S)
☐ GUARDIAN/CONSERVATOR
☐ OTHER:

SIGNER IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

DESCRIPTION OF ATTACHED DOCUMENT

TITLE OR TYPE OF DOCUMENT

NUMBER OF PAGES

DATE OF DOCUMENT

OTHER

RIGHT THUMBPRINT
OF
SIGNER


Top of thumbprint here

K H Wm Krueger
CERTIFIED PUBLIC ACCOUNTANT

July 22, 2005

Board of Directors
Retirement Planning, Inc.
1850 Mt. Diablo Blvd., Suite 335
Walnut Creek, California 94596

REPORT OF INDEPENDENT AUDITOR

I have audited the statement of financial condition of Retirement Planning, Inc. as of June 30, 2005, and related statements of operations, changes in shareholders' equity and cash flow for year then ended (that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934). These financial statements are the responsibility of the Management of Retirement Planning, Inc. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement statements referred to above present fairly the financial position, in all material respects, of Retirement Planning, Inc. as of June 30, 2005, and the results of its operations, changes in shareholders equity, and cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules on pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountant

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

RETIREMENT PLANNING, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2005

ASSETS

CASH		$ 16 968
MONEY MARKET FUNDS		42 119
COMMISSIONS RECEIVABLE FROM MUTUAL FUNDS		120 557
MARKETABLE SECURITIES (Cost $71,131)		76 357
FURNITURE AND EQUIPMENT, less accumulated depreciation of $31,557		
		$ 256 001

LIABILITIES AND SHAREHOLDERS EQUITY

ACCRUED PROFIT-SHARING CONTRIBUTION		$ 47 475
INCOME TAXES PAYABLE		937
DEFERRED INCOME TAXES		96
TOTAL LIABILITIES		48 508
SHAREHOLDERS' EQUITY:		
Common stock - no par value:		
Authorized 5,000 shares		
Issued and outstanding 600 shares	$ 6 000	
Retained earnings	201 493	207 493
		$ 256 001

See notes to financial statements.

RETIREMENT PLANNING, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2005

REVENUES:		
Commissions		$ 791 140
Interest and dividends		4 068
Unrealized gain on securities		8 021
		803 229
EXPENSES:		
Officer Salary	$ 215 000	
Employee salaries and commissions	301 054	
Pension plan contribution	97 451	
Other operating expenses	147 966	
Rent	21 952	783 423
INCOME BEFORE INCOME TAXES		19 806
INCOME TAXES		3 500
NET INCOME		$ 16 306

See notes to financial statements.

RETIREMENT PLANNING, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2005

	Common Stock	Retained Earnings	Total Shareholders' Equity
BALANCE AT JUNE 30, 2004	$ 6 000	$ 185 187	$ 191 187
NET INCOME		16 306	16 306
BALANCE AT JUNE 30, 2005	$ 6 000	$ 201 493	$ 207 493

See notes to financial statements.

RETIREMENT PLANNING, INC.

STATEMENT OF CASH FLOW

YEAR ENDED JUNE 30, 2005

CASH FLOW FROM OPERATING ACTIVITIES:		
Net income from operations		$ 16 306
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Commissions receivable	$ (1 435)	
Income taxes	(963)	
Pension contribution	20 343	
Accrued payroll and payroll taxes	(6 087)	11 858
NET CASH PROVIDED BY OPERATING ACTIVITIES		28 164
CASH FLOW FROM INVESTMENT ACTIVITIES:		
Purchase of securities	(39 311)	
Unrealized gains on securities	(8 021)	
Deferred taxes	(29)	
NET CASH USED BY INVESTMENT ACTIVITIES		(47 361)
NET DECREASE IN CASH		(19 197)
CASH AND CASH EQUIVALENTS, beginning of year		78 284
CASH AND CASH EQUIVALENTS, end of year		$ 59 087
INCOME TAXES PAID		$ 3 500

See notes to financial statements.

RETIREMENT PLANNING, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2005

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

The Company is a licensed securities broker-dealer engaged in the sale of mutual funds and annuities, primarily in Northern California.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed by the declining balance method based on the estimated useful lives of the related assets. New acquisitions are expensed to the extent allowable for federal income tax purposes.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Valuation of Securities not Readily Marketable

Securities not readily marketable include securities for which there is no market on a securities exchange or an independent publicly quoted market, and securities which cannot be offered or sold because of restriction on the transfer of the security are carried at estimated fair value as determined by the Board of Directors.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - LEASE

The Company leases its office and an automobile under a non-cancelable operating leases which expire May 2006 through November 2010. Minimum rental payments for the next five years are:

2006	$30 100
2007	22 000
2008	22 500
2009	23 000
2010	9 600

The company subleases one half of its office to an entity in which the shareholder has a minority interest.

NOTE C - PENSION PLAN

The Company has adopted a profit sharing plan covering all full-time employees. The plan provides for contributions by the company in such amount that are determined annually by the Board of Directors. The Company funds pension plan costs as accrued.

NOTE D - CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by the Securities and Exchange Commission equivalent to the greater of $5,000 or one-fifteenth of "aggregate indebtedness" as defined. Net capital and the related net capital ratio fluctuate on a daily basis. At June 30, 2005, the Company had net capital of $194,997 and aggregate indebtedness of approximately $48,508, a ratio of .23 to 1.00.

SUPPLEMENTAL INFORMATION

RETIREMENT PLANNING, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS

AND DEALERS PURSUANT TO RULE 15c3-1

JUNE 30, 2005

COMPUTATION OF NET CAPITAL		
Stockholders' equity		$207 493
NON ALLOWABLE ASSETS:		
Receivables over 30 days	$ 200	
Total non-allowable assets		(200)
HAIRCUTS ON SECURITIES:		
Money Market Account	842	
Common Stock	11 454	
Total haircuts		(12 296)
NET CAPITAL		$194 997
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total Aggregate Indebtedness - Liabilities from Statement of Financial Condition		$48 508
Ratio of Aggregate Indebtedness to Net Capital		.2 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6-2/3% of aggregate indebtedness)		$3 234
Minimum Dollar Net Capital Requirement		$5 000
Net Capital Requirement (greater of above two amounts)		$5 000
Excess Net Capital		$189 997

There are no material differences between the amounts reported above and amounts reported in the Company's unaudited Focus Report, Part I(a), as of June 30, 2005.

RETIREMENT PLANNING, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

JUNE 30, 2005

The Company is exempt from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

July 22, 2005

Board of Directors
Retirement Planning, Inc.
1850 Mt. Diablo Blvd., Suite 335
Walnut Creek, California 94596

In planning and performing my audit of the financial statements of Retirement Planning, Inc. for the year ended June 30, 2005 on which I issued my report dated July 22, 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.



Certified Public Accountant